Exhibit 99.1

Nano Dimension Announces 2024 Financial Results and Shares 2025 Strategic Outlook

Outlines Disciplined Strategy to Position Nano Dimension as a Digital Manufacturing Leader Benefiting From the Global Trade and Production Realignment

Details Post-Acquisition Playbook and Operational Focus on Capital Strength and Profitable Growth

Conference Call Today at 4:30 PM EST

WALTHAM, Mass., April 30, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leader in Digital Manufacturing solutions, today announced its 2024 financial results and shared its 2025 strategic outlook.

Letter from Ofir Baharav, CEO:

Dear Shareholders,

I am pleased to share an update with you on our 2024 financial results and strategic outlook. 2024 marked the beginning of transformative change for Nano Dimension.

The Company’s Board of Directors was fully reconstituted following strong shareholder support for an independent slate. Together with a refreshed management team, we’ve assembled a leadership group built for this moment - combining deep expertise in technology, manufacturing, commercial strategy, operations, and governance. We are united by our shared commitment: To steward your capital responsibly and create lasting shareholder value.

To This Point of Transformation

Over the past few months, I’ve visited nearly every site across the Company, including those of Desktop Metal and Markforged. I’ve met with teams across all functions and levels - listening, learning, and sharing ideas. I’ve gained insights into where we can grow revenue, reduce costs, and unlock greater value. Most importantly, I’ve spent time at the heart of our innovation - our technology - and developed a deeper appreciation for the cutting-edge work underway. These experiences have only increased my confidence in our future. We are at a point of transformation where changes are already in motion - we are well positioned to unlock our full potential.

To Our Vision of Digital Manufacturing Leadership

The transformation will be built on our vision to become the preeminent leader in digital manufacturing of industrial manufacturing solutions that are at the pinnacle of multi-disciplinary technology - combining software, machine learning, materials science and hardware - for manufacturing of parts at scale.

We are setting ourselves apart by focusing on the following business principles:

1.	Partnering with leading industrial titans to enable advanced, complex parts manufacturing at scale, rather than fabrication of experimental designs and concepts.

2.	Utilizing our cloud based processing, machine learning, and intelligent systems to deliver precise and scalable parts production.

3.	Disciplined execution, true to our business model, aligned with our vision, and true to our customers’ strong commitment to profitable growth with a strong capital base.

There has never been a more important moment to align with this vision. Global trade and production are undergoing a once-in-a-generation disruption, and digital manufacturing - driven by rapid production to enable re-shoring, supply chain resilience, IP security, and sustainability - is emerging at its core.

To execute on this strategy, we are driving change starting with Nano Dimension’s core business which - even prior to the recent acquisitions - was in urgent need of transformation. We implemented a clear playbook: assess, transform, invest, and grow.

Our assessment focused on two fronts: product rationalization and operating model optimization.

We took a hard look at our product portfolio. Every offering must meet our vision of leadership in making industrial manufacturing solutions for advanced, complex parts. We must achieve category leadership - differentiated and defensible against low-cost competition, particularly from the Far East. These products must align with future growth trends, and, most importantly, deliver strong returns for shareholders.

In parallel, we scrutinized our operating model. We challenged excessive G&A, including unwarranted management overhead, broke down silos, especially in sales and marketing, and realigned the organization around the customer. We streamlined the structure: less hierarchy, more execution, and a flatter, faster organization better equipped to innovate and deliver.

The outcome was a focused commitment to two core product groups: Additively Manufactured Electronics (AME) and surface-mount technology (SMT). At the same time, we made the decision to discontinue non-core product groups, including Admatec, DeepCube, Fabrica, and Formatec.

These moves - along with broader organizational efficiencies - enabled us to reduce the annualized operating expenses of our core business by over $20 million and increase revenue per employee from $147,000 to 223,000, a 52% gain.

This was disciplined, decisive action - and it delivered results.

In terms of Desktop Metal and Markforged, both organizations have technologies that are aligned with Nano Dimension’s focus on digital manufacturing of advanced, complex parts. Yet, it is essential that we remain objective and critical - particularly regarding operational inefficiencies and financial challenges that stakeholders are already aware of.

Desktop Metal has limited liquidity and significant liabilities, including but not limited to $115 million principal amount of outstanding convertible notes, incurred prior to our acquisition. Desktop Metal does not currently have liquidity or a financing commitment sufficient to fund the repurchase of the notes required by the indenture or satisfy its other material liabilities. Following our acquisition, we provided limited financing to Desktop Metal to help it address short-term liquidity needs and run a process to evaluate its strategic alternatives. No assurances can be given as to the outcome or timing of Desktop Metal’s strategic review process or our consideration of whether or in what amount to provide additional financing.

On Strategic Clarity to Shareholders

Clarity is a key tenet of my management team. Our goal is to prioritize forthrightness and trust with investors and build credibility with all stakeholders. While we are in the early stages of our review of Markforged, and while Desktop Metal is currently in the process of evaluating strategic alternatives, we commit to providing timely updates on these processes.

Nano Dimension plans to host a strategic update in June 2025.

We believe that the insights and outlook we will communicate will enlighten you to our progress in fulfilling our potential to be a digital manufacturing leader and create enduring shareholder value.

Thank you,

Ofir Baharav
Chief Executive Officer
Nano Dimension

– –

Conference Call Today

Nano Dimension will host a conference call to discuss its financial results and strategic outlook today, April 30, 2025, at 4:30 p.m. EST.

Participants can also dial-in/connect by following the below:

●	Listen in via US dial-in: 1-844-695-5517

●	Listen via international dial-in: 1-412-902-6751

●	Listen and view presentation via webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=ChyIXD73

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

– –

Financial results:

Revenue

●	Q4 2024: $14.6 million, up 1% year-over-year

●	FY 2024: $57.8 million, up 3% year-over-year

Gross Margin (“GM”)

●	Q4 2024: 33%, down 1,531 bps year-over-year

●	FY 2024: 43%, down 194 bps year-over-year

Adjusted gross Margin (“Adjusted GM”)

●	Q4 2024: 36%, down 1,477 bps year-over-year

●	FY 2024: 46%, down 269 bps year-over-year

Net loss

●	Q4 2024: $9.1 million, up 576% year-over-year

●	FY 2024: $96.9 million, up 74% year-over-year

●	Special note: Change in net loss for FY 2024 is mainly attributed to the revaluation of our investment in Stratasys’ shares.

Adjusted EBITDA (loss)

●	Q4 2024: ($20.7) million, improvement of 9% year-over-year

●	FY 2024: ($65.2) million, improvement of 35% year-over-year

Cash, cash equivalents, together with bank deposits and investable securities

●	$845 million as of December 31, 2024, down from $991 million year-over-year

Details regarding Adjusted EBITDA and adjusted gross margin can be found below in this press release under “Non-IFRS Measures.”

Q1-2025 Preliminaries

●	Revenue: $14.4 million through March 31, 2025

●	Cash, cash equivalents, together with bank deposits and investable securities: $840 million as of March 31, 2025

The above information reflects preliminary estimates with respect to certain results of Nano Dimension, based on currently available information. The actual first quarter 2025 results may vary from the preliminary estimates.

Financial results in detail

Fourth Quarter 2024 Financial Results

●	Total revenues for the fourth quarter of 2024 were $14,569,000, compared to $14,454,000 in the fourth quarter of 2023.

●	Total cost of revenues excluding write-down of inventories and amortization of technology for the fourth quarter of 2024 was $8,133,000, compared to $7,358,000 in the fourth quarter of 2023.

●	As a result of the reorganizational plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024, the Company’s operating expenses across all departments have decreased in the fourth quarter of 2024 compared to the fourth quarter of 2023.

●	Research and development (R&D) expenses for the fourth quarter of 2024 were $9,102,000, compared to $13,580,000 in the fourth quarter of 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, subcontractors expenses and materials for R&D use.

●	Sales and marketing (S&M) expenses for the fourth quarter of 2024 were $6,261,000, compared to $8,289,000 in the fourth quarter of 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, travel expenses and marketing expenses.

●	General and administrative (G&A) expenses for the fourth quarter of 2024 were $11,916,000, compared to $14,051,000 in the fourth quarter of 2023. The decrease is mainly attributed to a decrease in professional services and share-based payments expenses.

●	Other expenses, net for the fourth quarter of 2024 were $2,633,000, compared to other income, net of $1,627,000 for the fourth quarter of 2023. In the fourth quarter of 2024 the amount is mainly attributed to Desktop Metal and Markforged transaction costs. Other income, net in the fourth quarter of 2023 represents compensation from government authorities for damaged inventory, partially offset by reorganization costs incurred during the year.

●	Net loss attributed to owners for the fourth quarter of 2024 was $8,805,000, or $0.04 loss per share, compared to net loss of $1,049,000, or $0.01 loss per share, in the fourth quarter of 2023.

Year Ended December 31, 2024 Financial Results

●	Total revenues for the year ended December 31, 2024, were $57,775,000, compared to $56,314,000 in the year ended December 31, 2023.

●	Total Cost of revenues excluding write-down of inventories and amortization of technology for the year ended December 31, 2024, was $31,125,000, compared to $30,759,000 in the year ended December 31, 2023. As a result of the reorganization plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024, the Company’s operating expenses across all departments have decreased in 2024 compared to 2023, as detailed below.

●	R&D expenses for the year ended December 31, 2024, were $37,157,000, compared to $62,004,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, materials for R&D use and subcontractors expenses, as well as a decrease in share-based payments expenses.

●	S&M expenses for the year ended December 31, 2024, were $26,951,000, compared to $31,707,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease in payroll and related expenses and share-based payments expenses.

●	G&A expenses for the year ended December 31, 2024, were $40,059,000, compared to $58,254,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease in professional services, mainly from proxy contest and legal related expenses.

●	Other expenses, net for the year ended December 31, 2024, were $5,966,000 compared to other income, net $1,627,000 for the year ended December 31, 2023. In 2024 the amount is mainly attributed to Desktop Metal and Markforged transaction costs. In 2023 the amount represents compensation from government authorities for damaged inventory, less reorganization costs incurred during the year.

●	Net loss attributed to the owners for the year ended December 31, 2024, was $95,894,000, or $0.44 per share, compared to loss of $54,550,000, or $0.22 per share, for the year ended December 31, 2023. The increase is mainly attributed to the revaluation of our investment in Stratasys’ shares.

Balance Sheet Highlights

●	Cash and cash equivalents, together with bank deposits totaled $759,264,000 as of December 31, 2024, compared to $852,479,000 as of December 31, 2023.

●	Total shareholders’ equity totaled $858,707,000 as of December 31, 2024, compared to $1,015,786,000 as of December 31, 2023.

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, Desktop Metal’s strategic review process, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Investors: ICR - nano-di@icrinc.com
Media: NanoDimension@feintuchpr.com

Consolidated Statements of Financial Position as at (In thousands of U.S dollars)

	December 31,
	2023	2024
Assets
Cash and cash equivalents	309,571	317,169
Bank deposits	541,967	440,790
Restricted deposits	60	537
Trade receivables	12,710	9,141
Other receivables	11,290	4,790
Inventory	18,390	16,899
Total current assets	893,988	789,326

Restricted deposits	881	768
Investment in securities	138,446	86,190
Property plant and equipment, net	16,716	14,143
Right-of-use assets	12,072	9,307
Intangible assets	2,235	2,155
Total non-current assets	170,350	112,563
Total assets	1,064,338	901,889

Liabilities
Trade payables	4,696	4,249
Other payables	25,265	22,461
Current portion of lease liability	4,473	3,968
Current portion of bank loan	38	138
Total current liabilities	34,472	30,816

Liability in respect of government grants	1,895	843
Employee benefits	2,773	4,700
Lease liability	8,742	6,547
Deferred tax liabilities	75	—
Bank loan	595	276
Total non-current liabilities	14,080	12,366
Total liabilities	48,552	43,182

Equity
Non-controlling interests	1,011	715
Share capital	400,700	409,145
Share premium and capital reserves	1,299,542	1,304,617
Treasury shares	(97,896)	(167,651)
Foreign currency translation reserve	2,929	1,044
Remeasurement of net defined benefit liability (IAS 19)	707	(2,062)
Accumulated loss	(591,207)	(687,101)
Equity attributable to owners of the Company	1,014,775	857,992
Total equity	1,015,786	858,707
Total liabilities and equity	1,064,338	901,889

Consolidated Statements of Profit or Loss and Other Comprehensive Income (In thousands of U.S dollars, except per share amounts)

	For the year ended December 31,		Three Months Ended December 31,
	2023	2024	2023	2024
Revenues	56,314	57,775	14,454	14,569
Cost of revenues	30,759	31,125	7,358	8,133
Cost of revenues - write-down of inventories and amortization of technology	97	1,655	68	1,583
Total cost of revenues	30,856	32,780	7,426	9,716
Gross profit	25,458	24,995	7,028	4,853
Research and development expenses	62,004	37,157	13,580	9,102
Sales and marketing expenses	31,707	26,951	8,289	6,261
General and administrative expenses	58,254	40,059	14,051	11,916
Other expenses (income), net	(1,627)	5,966	(1,627)	2,633
Impairment loss	—	1,283	—	1,283
Operating loss	(124,880)	(86,421)	(27,265)	(26,342)
Finance income	70,934	43,540	26,904	17,723
Finance expenses	1,652	53,645	796	122
Loss before taxes on income	(55,598)	(96,526)	(1,157)	(8,741)
Taxes expenses	(62)	(397)	(183)	(319)
Loss for the period	(55,660)	(96,923)	(1,340)	(9,060)
Loss attributable to non-controlling interests	(1,110)	(1,029)	(291)	(255)
Loss attributable to owners	(54,550)	(95,894)	(1,049)	(8,805)

Loss per share
Basic loss per share	(0.22)	(0.44)	(0.01)	(0.04)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	2,368	(1,944)	2,024	(1,647)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	(1,801)	(2,769)	(741)	(1,336)
Total other comprehensive income for the period	567	(4,713)	1,283	(2,983)
Total comprehensive loss for the period	(55,093)	(101,636)	(57)	(12,043)
Comprehensive loss attributable to non-controlling interests	(1,088)	(1,088)	(258)	(308)
Comprehensive loss attributable to owners of the Company	(54,005)	(100,548)	201	(11,735)

Consolidated Statements of Changes in Equity (Unaudited) (In thousands of U.S dollars)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the year ended December 31, 2024:
Balance as of January 1, 2024	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	792	792
Loss for the year	—	—	—	—	—	(95,894)	(95,894)	(1,029)	(96,923)
Other comprehensive loss for the year	—	—	(2,769)	—	(1,885)	—	(4,654)	(59)	(4,713)
Exercise of warrants, options and vesting of RSUs	8,445	(8,445)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(69,755)	—	—	(69,755)	—	(69,755)
Share-based payment acquired	—	(363)	—	—	—	—	(363)	—	(363)
Share-based payments	—	13,883	—	—	—	—	13,883	—	13,883
Balance as of December 31, 2024	409,145	1,304,617	(2,062)	(167,651)	1,044	(687,101)	857,992	715	858,707

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the three months ended December 31, 2024:
Balance as of September 30, 2024	407,338	1,303,332	(726)	(167,651)	2,638	(678,296)	866,635	965	867,600
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	58	58
Loss for the period	—	—	—	—	—	(8,805)	(8,805)	(255)	(9,060)
Other comprehensive loss for the period	—	—	(1,336)	—	(1,594)	—	(2,930)	(53)	(2,983)
Exercise of warrants, options and vesting of RSUs	1,807	(1,807)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	—	—	—	—	—	—
Share based payment acquired	—	—	—	—	—	—	—	—	—
Share-based payments	—	3,092	—	—	—	—	3,092	—	3,092
Balance as of December 31, 2024	409,145	1,304,617	(2,062)	(167,651)	1,044	(687,101)	857,992	715	858,707

Consolidated Statements of Cash Flows (In thousands of U.S dollars)

	For the Year Ended December 31,		Three Months Ended December 31,
	2023	2024	2023	2024
Cash flow from operating activities:
Net loss	(55,660)	(96,923)	(1,340)	(9,060)
Adjustments:
Depreciation and amortization	6,544	6,675	1,993	1,714
Impairment loss	—	1,283	—	1,283
Financing income net	(46,281)	(42,183)	(19,606)	(12,018)
(Loss) gain from revaluation of financial liabilities accounted at fair value	461	32	(7)	41
Loss (gain) from revaluation of financial assets accounted at fair value	(23,462)	52,256	(6,495)	(5,624)
Loss (gain) from disposal of property plant and equipment and right-of-use assets	326	67	(7)	(5)
Decrease (increase) in deferred tax	(11)	—	84	—
Share-based payments	20,101	13,883	4,291	3,092
Other	164	150	43	34
	(42,158)	32,163	(19,704)	(11,483)
Changes in assets and liabilities:
Decrease (increase) in inventory	(340)	387	2,913	1,996
Decrease (increase) in other receivables	(5,775)	6,078	(7,434)	(160)
Decrease (increase) in trade receivables	(5,603)	2,950	(1,652)	2,733
Increase (decrease) in other payables	4,856	(1,150)	1,948	2,780
Decrease in employee benefits	(1,478)	(562)	(486)	(280)
Increase (decrease) in trade payables	1,089	47	(3,653)	1,062
	(7,251)	7,750	(8,364)	8,131
Net cash used in operating activities	(105,069)	(57,010)	(29,408)	(12,412)

Cash flow from investing activities:
Change in bank deposits	(189,060)	100,530	(152,044)	108,093
Interest received	41,529	42,806	11,725	9,971
Change in restricted bank deposits	(27)	(377)	11	(366)
Acquisition of property plant and equipment	(9,098)	(2,196)	(32)	(537)
Acquisition of intangible asset	(1,524)	(711)	—	—
Payment of a liability for contingent consideration in a business combination	(9,255)	—	—	—
Other	835	—	835	—
Net cash from (used in) investing activities	(166,600)	140,052	(139,505)	117,161

Cash flow from financing activities:
Lease payments	(4,823)	(4,524)	(1,183)	(1,066)
Bank loan repayment	(536)	(180)	(343)	(37)
Proceeds from non-controlling interests	1,089	555	539	—
Amounts recognized in respect of government grants liability	(298)	(180)	(73)	(43)
Payments of share price protection recognized in business combination	(4,459)	(363)	(2,679)	—
Repurchase of treasury shares	(96,387)	(69,755)	(10,661)	—
Net cash used in financing activities	(105,414)	(74,447)	(14,400)	(1,146)
Increase (decrease) in cash and cash equivalents	(377,083)	8,595	(183,313)	103,603
Cash and cash equivalents at beginning of the year	685,362	309,571	489,323	213,660
Effect of exchange rate fluctuations on cash	1,292	(997)	3,561	(94)
Cash and cash equivalents at end of the year	309,571	317,169	309,571	317,169

Non-cash transactions:
Intangible asset acquired on credit	711	—	—	—
Property plant and equipment acquired on credit	214	69	515	69
Recognition of a right-of-use asset	929	1,275	730	60
Repurchase of treasury shares on credit	—	—	(2,140)	—

Non-IFRS Measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

	Year Ended December 31, 2024	Three-Months Period Ended December 31, 2024
(In thousands of USD)
Net loss	(96,923)	(9,060)
Tax expenses	397	319
Depreciation and amortization	6,675	1,714
Interest income	(42,573)	(10,092)
EBITDA (loss)	(132,424)	(17,119)
Finance income from revaluation of assets and liabilities	51,878	(5,649)
Exchange rate differences	705	(1,892)
Share-based payments expenses	13,883	3,092
Other non-GAAP income	(486)	(371)
Impairment loss	1,283	1,283
Adjusted EBITDA (loss)	(65,161)	(20,656)

Gross profit	24,995	4,853
Depreciation and amortization	574	265
Share-based payments expenses	864	177
Adjusted gross profit	26,433	5,295

EBITDA is a non-IFRS measure and is defined as earnings before interest income, income tax, depreciation and amortization. We believe that EBITDA, as described above, should be considered in evaluating the company’s operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments, impairment loss and other non-GAAP income, which consists of exceeded compensation for damaged inventory and fixed assets. Other financial expenses (income), net include exchange rate differences as well as finance expenses for revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.